Exhibit 21.1

SUBSIDIARIES OF CONTEXTLOGIC INC.

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of the subsidiaries of ContextLogic Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.